EXHIBIT 99.1

Burcon Congratulates Protein Industries Canada

Plant Protein Industry – To Share in $950 Million Innovation Superclusters Program

VANCOUVER, British Columbia, Feb. 20, 2018 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Corporation”), a leader in natural product extraction, purification and isolation technologies, congratulates Protein Industries Canada on being selected as one of five technology “superclusters” to receive funding from the Government of Canada’s $950 million Innovation Superclusters program. The plant protein supercluster will receive more than $150 million of federal funding over the next five years.  The announcement was made on February 15th by Canada’s federal minister of innovation, science and economic development Navdeep Bains.

Protein Industries Canada, an industry-led alliance, notes that by 2050, the global population is expected to rise by 30 percent from today’s level.  At the same time, global agriculture faces the prospect of a changing climate and a burgeoning global population that is becoming more affluent.  These trends taken together are driving the need for additional sustainable, climate-friendly sources of high-quality protein for a healthier diet.  The federal funding just announced is expected to supplement roughly $400 million of cash, in-kind commitments and venture capital support that Protein Industries Canada has seen pledged to the industry from its members.

“Burcon is pleased to be a founding supporter and contributor to the Protein Industries Canada alliance,” said Johann Tergesen, Burcon’s president and chief operating officer, adding, “It’s exciting for Burcon to note that the plant proteins, which Protein Industries Canada has specifically chosen to focus on, include canola, pea, hemp and flaxseed.  These are all plant proteins for which Burcon has specifically developed leading-edge extraction processes.  We look forward to participating in the expansion of Canada’s plant protein industry as it evolves into a world food innovation superpower.”

A key objective of the Innovation Supercluster program is to build a shared competitive advantage for the cluster and attract cutting-edge research, investment and talent by, aligning strengths, enhancing attributes, and positioning the supercluster as a world-leading innovation hotbed.

About Protein Industries Canada

Protein Industries Canada is an industry-led not-for-profit alliance of over 120 private-sector companies, academic institutions, and other stakeholders across Western Canada aimed at fully developing the potential of plant-based proteins from crops such as canola, pulses such as pea, grains, hemp, and flax.  This alliance seeks to capitalize on Canada’s world-class strengths in agriculture and food technology to advance economic growth through innovation in the area of plant-based proteins and co-products. Protein Industries Canada's work will focus on improvements and opportunities in four areas: crop breeding, crop production, value-added processing, and export development.

About Burcon NutraScience Corporation

Burcon is a leader in developing technologies for the production of valuable plant-sourced ingredients for use in food, nutrition, wellness and supplement products. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes.  Burcon is also conducting research to develop extraction and isolation processes for the production of purified cannabinoid extracts from cannabis and other organic source materials.  For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe,” “future,” “likely,” “may,” “should,” “could,” “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca  www.burcon.ca